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                                 PRESS RELEASE

Toronto, October 17, 2001 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) confirms that, in significantly reducing its work force and operations, it is not manufacturing or shipping its products. The Company continues to pursue restructuring options with its principal lender.

For more information, please contact:

Allan Millman
President & CEO
416 622 9740 Ext. 232

Steve Doorey
Senior Vice-President, CFO
905 734 7476 Ext. 281

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